Exhibit 4.40

Lawrence Dickinson Company Secretary

18 December 2007	1 Churchill Place London E14 5HP

STRICTLY PRIVATE & CONFIDENTIAL	Tel +44 (0)20 7116 8099 Fax +44 (0)20 7116 7785 lawrence.dickinson@barclays.com

Dear Patience

I am writing to you about your appointment as a Director of Barclays PLC and Barclays Bank PLC with effect from 1 January 2008.

1.	Fees

As a Non-Executive Director you will receive a fee of £65,000 per annum, payable monthly in arrears by direct credit into your nominated bank account. In the event that you hold office for part of the year the fees shall be pro-rated accordingly on the basis of one twelfth for each complete or part month served. £20,000 of this fee, after tax and national insurance, will be used to purchase Barclays PLC shares twice per year, in February and August. These shares will be held on your behalf until you leave the Board. Enclosed with this letter is an agreement setting out details in respect of this remuneration in Barclays PLC shares, which you are asked to sign and return.

Any reasonable out of pocket expenses that you incur in performing your duties as a Director (travelling expenses in attending Board meetings etc) will be reimbursed in accordance with our standard expenses policy. The Board (with the Non-Executive Directors abstaining) reviews the level of fees paid to Non-Executive Directors annually.

2.	Terms of Your Appointment

The Directors, rather than the shareholders in general meeting, have appointed you to the Boards of Barclays PLC and Barclays Bank PLC. As a consequence, you are required to seek re-election at the Barclays PLC Annual General Meeting in 2008. As with all of the Directors, you will then normally be required to seek re-election at least every three years.

Your initial term of office will be for up to six years. On or before the sixth anniversary of your appointment we will agree with you whether it is appropriate for you to continue for up to another three years. In addition, you will also have an annual review with the Chairman of your performance as a Non-Executive Director. The Board has also adopted a formal system of self-evaluation, which is carried out on an annual basis.

Your appointment as a Non-Executive Director may be terminated by us on six months notice (or immediately on payment of six months fees in lieu of notice) but would automatically terminate without any entitlement to notice or payment if the Barclays PLC shareholders do not re-elect you whenever you stand for re-election and/or if you are removed from office by the shareholders. The Board shall also reserve the right to reconsider your appointment as a Director and therefore to terminate your appointment forthwith should there be any material change to your personal circumstances that the Board believes may affect your appointment as a Director of Barclays PLC and Barclays Bank PLC. A material change shall include, but not be limited to, the following:

•	where you resign, retire or are removed from office from any of your other external appointments (including, but not limited to, any other directorships).

•	where you are appointed to any other company, corporate body or other entity (internal or external), which has not been agreed in advance with the Chairman.

•	where an incident occurs, which the Board considers could adversely affect the reputation of the Group.

Where such a material change occurs, you must inform the Chairman as soon as possible.

Should you wish to resign your appointment, you are required to give us not less than six months’ notice.

3.	Role

Attached to this letter is a role profile for Non-Executive Directors, which has been agreed by the Board. The Board may change this role profile from time to time and the role profile as amended shall, once notified to you, be deemed to form part of this letter in place of the document attached.

4.	Time Commitment

The Board normally meets formally 8-10 times a year, including a 1 1/2. day strategy session in November, and will otherwise meet on an ad-hoc basis as required. Directors are also expected to attend the Barclays AGM, which is usually held at the end of April each year, and be available afterwards to meet with and answer the questions of shareholders.

Directors are expected to attend each meeting of the Board, including those called on an ad-hoc basis to discuss urgent matters, and to set aside sufficient time to consider the papers in respect of those meetings, which are normally sent to Directors in the week prior to the meeting. On average, we would expect Board matters to take approximately 20-25 working days of your time per annum, not including any membership of Board Committees.

5.	Committees

The Chairman may invite you in due course to serve as a member of one or more of the Board Committees. Additional fees will be paid for membership of Committees, which will be discussed with you at the time, together with the time commitment involved. Any letter of appointment to a Board Committee will form an addendum to this letter.

6.	Directors Share Qualification

Under our Articles of Association, you will be required to hold £500 in nominal value (2,000 ordinary shares of 25p each) of Barclays shares within two months of your appointment (on or before 1 March 2008). If you would like any assistance in buying these shares please speak to me.

If you already hold Barclays shares, please let me know as soon as possible so that we can make the necessary announcement under the UKLA’s Disclosure and Transparency Rules.

7.	Induction and support

As part of the induction of Directors we encourage you to meet some of the key members of our senior management and we will agree a suitable induction programme with you shortly. Ongoing training and briefings on particular topics will be made available at your request. The services of the Company Secretary and the Barclays Corporate Secretariat are available to assist you with both day-to-day and specific matters in your role as a Director of Barclays. Also, should you feel that there maybe implications for you personally in carrying out the duties of your directorship, you may seek independent advice on any matter, at the Group’s expense.

8.	Indemnity

For the avoidance of doubt, the Boards have confirmed that as a Director of Barclays PLC and Barclays Bank PLC you have the benefit of and are able to rely upon the indemnity contained in Article 160 of the Barclays PLC Articles of Association and the identical wording in Article 157 of the Barclays Bank PLC Articles of Association, the terms of which are hereby expressly incorporated into this letter of appointment. Copies of the relevant Articles are attached for your ease of reference.

In outline, the effect of the Articles (as restricted by relevant statutory provisions) is to provide an indemnity in respect of certain liabilities incurred by you in the execution of your duties, provided that the liability does not arise by virtue of your negligence, default, breach of duty or breach of trust in relation to the Bank. A copy of the indemnity wording is attached to this letter. The indemnity is of course in addition to any other protection available to you by virtue of provisions of statute, common law or indeed any specific contract.

9.	Top 15 shareholders

We are offering our top 15 shareholders the opportunity to meet with you, in line with corporate governance best practice as set out in the Combined Code. I will of course advise you if any shareholder ask to take up this offer although I would not expect this based on previous experience.

I should be grateful if you would confirm receipt of this letter, and your acceptance of the conditional appointments as set out, by signing and returning the enclosed copy. I am available at any time to provide any information you may need.

Yours sincerely

I agree to the terms and conditions of my appointment as set out in this letter.

Signed:
Patience Wheatcroft

Date:	7.1.’08

ROLE PROFILE - DIRECTORS

INTRODUCTION

The Board is responsible to shareholders for creating and delivering sustainable shareholder value through the management of the Group’s businesses. It should therefore determine the objectives and policies of the Group to deliver such long-term value, providing overall strategic direction within a framework of rewards, incentives and controls. The Board must ensure that management strikes an appropriate balance between promoting long-term growth and delivering short-term objectives.

The Board is also responsible for ensuring that management maintain a system of internal control which provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. In carrying out this responsibility, the Board must have regard to what is appropriate for the Group’s business and reputation, the materiality of the financial and other risks inherent in the business and the relative costs and benefits of implementing specific controls.

The Board is also the decision-making body for all other matters of such importance as to be of significance to the Group as a whole because of their strategic, financial or reputational implications or consequences.

GENERAL TO ALL DIRECTORS

1.	Provide entrepreneurial leadership of the company, within a framework of prudent and effective controls which enable risk to be assessed and managed.

2.	Approve the company’s strategic aims, ensuring that the necessary financial and human resources are in place for the company to meet its objectives and review management performance.

3.	Set the company’s values and standards and ensure that its obligations to its shareholders and others are understood and met.

4.	Under English Law the key duties of Directors include:

•	At all times acting not only in good faith and honesty, but also in the company’s best interests and not for any ulterior purpose or to benefit themselves or others at the company’s expense;

•	Avoiding a conflict of interest between their personal interests and their duties to the company;

•	Exercising reasonable skill and care in carrying out their duties commensurate with their knowledge and experience;

•	Having regard to the interests of employees; and

•

Ensuring that the company does everything that is required of it by law and regulation, eg, ensuring the preparation of accounts which give a true and fair view of the state of affairs of the Group at the end of each financial year.

SPECIFIC TO NON-EXECUTIVE DIRECTORS

1.	Constructively challenge and help develop proposals on strategy.

2.	Scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance.

3.	Apply their judgement to the business of the Board, leveraging on their knowledge of the business.

4.	Satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible.

5.	Determine appropriate levels of remuneration for Executive Directors, and have a prime role in appointing and, where necessary, removing Executive Directors and in succession planning for these positions.

6.	Complement the skills and experience of the Executive Directors, in particular by bringing to bear a different range of knowledge, experience and insight from other industries.

7.	Ensure that individual business decisions conform to agreed strategies and policies.

NON-EXECUTIVE DIRECTOR - CHARTER OF EXPECTATIONS

ROLE REQUIREMENTS

•	Time Commitment - A Non-Executive Director will be expected to commit a minimum of 20 - 25 days per annum to the role.

•	Meetings - Attends all Board and Board Committee meetings unless exceptional circumstances prevail. Is well prepared for all Board and Board Committee meetings.

•	Independence - Maintenance of own independence as measured by the independence criteria for non-executive Directors agreed by the Board in December 2004 and by the Combined Code.

•	Conflict of Interest - Takes all reasonable actions to avoid potential conflicts of interest and discloses any that may arise.

•	Shareholding - 2,000 ordinary shares held within two months of appointment to meet Directors’ share qualification requirement. Directors must comply with the Group Share Dealing Code.

KEY COMPETENCIES AND BEHAVIOURS

“Committed to maximising long-term shareholder value”

High Performance Indicators

•	Effectively leads Barclays towards the achievement of its strategic objectives.

•	Prepared to challenge established thinking on current strategy or practice for the longer-term benefit of the Group.

•	Draws on real-life examples from experience in a way that illustrates possible directions.

•	Is focused on ensuring that the Group performs to the highest levels of shareholder expectation.

“Helps shape corporate strategy”

High Performance Indicators

•	Is well informed about the company and the external environment, bringing that knowledge to bear in the development of Group strategy.

•	Raises relevant strategic issues (such as competition and marketplace issues), influencing the shaping of Group or cluster level strategy.

•	Effectively contributes to the evolution of the corporate strategy and assists in its implementation through advice and counsel.

•	Utilises full breadth of skills and experience to add value to all strategic discussions.

“Demonstrates independence of judgement”

High Performance Indicators

•	Willing to stand up for and defend own beliefs and values in the face of opposition.

•	Able to challenge effectively outside own area of expertise.

•	Demonstrates the courage to take a stand and challenge others’ assumptions, beliefs or viewpoints as necessary for the good of the organisation.

“Questions intelligently, debates constructively, challenges rigorously and decides dispassionately”

High Performance Indicators

•	Asks searching questions which are focused on the key value at risk issues for the Group.

•	Willing to challenge openly and rigorously, without leading to unnecessary conflict.

•	Takes difficult decisions dispassionately whilst also being aware of the political implications.

•	Able to deal effectively with complexity and assimilates knowledge quickly.

“Has the trust and respect of other members of the Board”

High Performance Indicators

•	Immediately commands the respect of his/her Board colleagues.

•	Comments and observations are valued by Executive Directors and management alike.

•	Is seen as even-handed in all his/her dealings with the Board and management.

•	Supports executives in their leadership of the business whilst monitoring their conduct and performance.

“Effective member of the Board team”

High Performance Indicators

•	Demonstrates openness to being challenged on assumptions, beliefs, viewpoints and is willing to re-examine them in order to reach new conclusions.

•	Will participate in robust and rigorous debates and then work with peers to arrive at new solutions.

•	Listens sensitively to the views of others, inside and outside the Board.

•	Is willing to enhance their contribution through receipt of feedback.

“Uses network of contacts effectively”

High Performance Indicators

•	Is always alert to how network of contacts may be utilised for the benefit of the Barclays Group.

Barclays PLC - Articles of Association

XI INDEMNITY AND INSURANCE

Indemnity and insurance for directors and other officers

160.	(a)	Subject to the provisions of the statutes, but without prejudice to any indemnity to which he or she may otherwise be entitled, every director, other officer and auditor of the company and every former director, other former officer and former auditor of the company shall be indemnified out of the assets of the company against any liability, loss or expenditure incurred by him or her in the actual or purported execution and/or discharge of his or her duties and/or the exercise or purported exercise of his or her powers and/or otherwise in relation to or in connection with his or her duties, powers or office including (without prejudice to the foregoing) any liability incurred by him or her in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted to be done by him or her as a director, officer or auditor of the company and in which judgment is given in his or her favour or in which he or she is acquitted or which are otherwise disposed of without any finding or admission of guilt or breach of duty on his or her part or incurred in connection with any application in which relief is granted to him or her by the court from liability in respect of any such act or omission or from liability to pay any amount in respect of shares acquired by a nominee of the company.

	(b)	To the extent permitted by the statutes, the board may arrange and maintain insurance cover at the cost of the company in respect of any liability, loss or expenditure incurred by any director, other officer or auditor of the company in relation to anything done or alleged to have been done or omitted to be done by him or her as a director, officer or auditor.

Barclays Bank PLC - Articles of Association

XI INDEMNITY AND INSURANCE

Indemnity and insurance for directors and other officers

157
	(a)	Subject to the provisions of the statutes, but without prejudice to any indemnity to which he or she may otherwise be entitled, every director, other officer and auditor of the company and every former director, other former officer and former auditor of the company shall be indemnified out of the assets of the company against any liability, loss or expenditure incurred by him or her in the actual or purported execution and/or discharge of his or her duties and/or the exercise or purported exercise of his or her powers and/or otherwise in relation to or in connection with his or her duties, powers or office including (without prejudice to the foregoing) any liability incurred by him or her in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted to be done by him or her as a director, officer or auditor of the company and in which judgment is given in his or her favour or in which he or she is acquitted or which are otherwise disposed of without any finding or admission of guilt or breach of duty on his or her part or incurred in connection with any application in which relief is granted to him or her by the court from liability in respect of any such act or omission or from liability to pay any amount in respect of shares acquired by a nominee of the company.

	(b)	To the extent permitted by the statutes, the board may arrange and maintain insurance cover at the cost of the company in respect of any liability, loss or expenditure incurred by any director, other officer or auditor of the company in relation to anything done or alleged to have been done or omitted to be done by him or her as a director, officer or auditor.